UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2026

Steven Wedan
Chief Executive Officer
Imricor Medical Systems, Inc.
400 Gateway Blvd.
Burnsville, MN

Re: Imricor Medical Systems, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed May 15, 2026
File No. 000-56826

Dear Steven Wedan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Patrick Pazderka, Esq.